



TomTom gives SEAT Get Up and GO

TomTom GO integrated into new SEAT cars

September 25th 2006, Amsterdam - TomTom, the leading satellite navigation solution provider, today announces a pan European partnership with SEAT to offer the TomTom GO navigation kit. The TomTom GO 710 will be used as a semi-integrated satellite navigation solution for a range of SEAT models.

The cooperation with SEAT will provide state of the art, semi-integrated satellite navigation with the TomTom GO navigation kit, as an option in a variety of SEAT models including the SEAT Altea, the SEAT Toledo, the SEAT Leon, as well as the brand new family car, SEAT Altea XL (to be launched at the Paris Motor Show - September 2006). The integrated TomTom GO 710 will be available at the affordable price of €749.

The partnership with SEAT is an exclusive European-wide deal and will be available through dealerships from November 2006.

As a semi-integrated solution the TomTom GO navigation kit will provide:

- Integrated Design: the device sits on a customised mounting on the dashboard
- Dock and GO simplicity
- Voice instructions through the car's sound system - muting the radio or CD player when instructions are delivered
- Hands-free calling using the car's sound system via Bluetooth.
- Control of the TomTom GO 710 through SEAT's standard features, such as turning on the TomTom when the ignition is started, and the device being automatically charged through the car battery
- The most up to date door to door mapping of Western Europe

"This partnership with SEAT will provide TomTom's latest satellite navigation to thousands of customers and ensure that SEAT drivers never get lost", said Wolfgang Reelitz, vice president automotive sales, TomTom. "This kind of solution truly demonstrates the benefits that TomTom can provide manufacturers such as SEAT".

"SEAT now is able to offer a wide choice of navigation systems to our customers. In addition to our factory fitted navigation system, this solution really allows us to set ourselves apart from our competition", says Jörn Hinrichs, director of marketing of SEAT. "We have the youngest customers in the market and with the TomTom we are offering to them an affordable navigator integrated in the car. This is also important for those customers who consider navigation systems after the purchase of the car".

dlo 10/3